SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-held Company

MATERIAL FACT

Gafisa S.A. (BOVESPA: GFSA3; NYSE: GFA), publicly-held company with its head offices located in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19° andar, CEP 05425-070, registered with the Corporate Taxpayers ID under No. 01,545,826/0001-07 (the “Company”) pursuant to Instruction No. 358 dated January 3, 2002, as amended, and Article 7, Section 1, of Instruction No. 471 dated August 8, 2008 (the “Instruction 471”), both from the Comissão de Valores Mobiliários (the Brazilian Securities Commission, the “CVM”), hereby announces, the filing, on September 20, 2010, with the Associação Brasileira de Entidades dos Mercados Financeiro e de Capitais (the National Association of Financial and Capital Markets Institutions, the “ANBIMA”), of the request for preliminary analysis of the application for registration concerning the 8th public offering of common debentures, unsecured, non-convertible into shares, in no more than two (2) series, of the Company (“Debentures” and “Offering”). The Debentures shall be distributed under an underwriting guarantee by Banco Santander (Brasil) S.A. (“Lead Manager”) and Banco Bradesco BBI S.A. (“Bradesco BBI” and, jointly with the Lead Manager, the “Underwriters”), and the total amount of the Offering will be up to R$300,000,000.00 (three hundred million reais), pursuant to the Instruction No. 400 dated December 29, 2003, as amended (“Instruction 400”) from CVM. The number of series, the amount of Debentures to be distributed under the series and also the final interest rate of the Debentures, will be defined through a bookbuilding process to be conducted by the Underwriters in accordance with Articles 23, Sections 1 and 2, and 44 of Instruction 400. The Offering will begin after the (i) registration with CVM, (ii) publication of the notice of commencement of the Offering, and (iii) publication of the final prospectus and filing with CVM, pursuant to Article 6-B of Instruction 400.

Additional information on the Offering is available at the websites of the Company (http://www.gafisa.com.br/ri/) and the Underwriters (www.santander.com.br/prospectos e www.bradescobbi.com.br/ofertaspublicas).

São Paulo, September 17, 2010

GAFISA S.A.

Alceu Duilio Calciolari

Chief Financial and Investor Relations Officer

This release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures. A registration statement relating to the Debentures has not been and will not be filed with the Securities and Exchange Commission of the United States. These Debentures may not be sold nor offered for sale or purchase prior to their registration with the CVM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer